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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1 )

                             EOS INTERNATIONAL, INC.
                           (FORMERLY DREAMLIFE, INC.)
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    379333107
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                                 (CUSIP Number)

      WILLIAM S. WALSH, 365 SOUTH ST., MORRISTOWN, NJ 07960 (973) 540-1250
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 14, 2003
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 379333107

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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            William S. Walsh
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b)
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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions)
            O.O.
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                            [ ]

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      6.    Citizenship or Place of Organization
            New Jersey
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 Number of Shares      7.    Sole Voting Power
Beneficially Owned           11,020,014*
    by Each            ---------------------------------------------------------
  Reporting            8.    Shared Voting Power
    Person                           0
     With              ---------------------------------------------------------
                       9.    Sole Dispositive Power
                             7,353,347 shares of common stock
                             333.3333 shares of Series E Junior Convertible
                             Preferred Stock**
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10.   Shared Dispositive Power
      0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      11,020,014 voting power*
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12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                          [ ]
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13.   Percent of Class Represented by Amount in Row (11)
      12.0% of voting power***
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14.   Type of Reporting Person (See Instructions)
      IN
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* Represents voting power of common stock and Series E Junior Convertible
Preferred Stock (on an as converted basis). Holders of Series E Junior Convertible Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Junior Convertible Preferred Stock is entitled to 11,000 votes.

** Each share of Series E Junior Convertible Preferred Stock is automatically converted to 11,000 shares of common stock immediately upon the Issuer having a sufficient number of authorized and unissued shares.

*** Represents voting power based on 88,020,098 shares of common stock outstanding and assuming shares of Series E Junior Convertible Preferred Stock (on an as converted basis) beneficially owned by the Reporting Person are outstanding.
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ITEM 1.     SECURITY AND ISSUER

            This statement relates to the Common Stock, $.01 par value ("Common Stock") and Series E Junior Convertible Preferred Stock (the "Series E Preferred Stock") of Eos International, Inc. ("Eos"). Series E Preferred Stock is being treated as the same class of security as Common Stock because holders of Series E Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Preferred Stock is entitled to 11,000 votes. Each share of Series E Preferred Stock is automatically converted to 11,000 shares of common stock immediately upon the Issuer having a sufficient number of authorized and unissued shares.


            The principal executive offices of Eos are presently located at 888 Seventh Ave., 13th Floor, New York, New York 10106.


ITEM 2.     IDENTITY AND BACKGROUND

            Unchanged.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Issuer acquired IFS of New Jersey, Inc. ("IFS") by merger by causing its subsidiary to merge with and into IFS. At the effective time of the merger, each share of IFS stock was converted into the right to receive shares of Common Stock and Series E Preferred Stock of Eos. The Reporting Person, as indirect beneficial owner of 25 shares of IFS common stock, received 3,080,333 shares of Common Stock and 333.3333 shares of Series E Preferred Stock of Eos.

ITEM 4.     PURPOSE OF TRANSACTION

            The securities received were the consideration to IFS shareholders in the merger described in Item 3 above.

            See Form 8-K of Eos filed December 11, 2002 as to the proposed transaction described in Item 3 above.

            The Reporting Person has no plans of the type required to be described under Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            As of the date hereof, the Reporting Person had an interest in the Securities of the Issuer as follows:

            Name: William S. Walsh
            No. of Shares: 7,353,347 shares of common stock
                           333.3333 shares of Series E Preferred Stock
            Voting Power: Sole
            Disposition Power: Sole
            Aggregate Percentage Beneficially Owned*: 12.5% of voting power.

            * Based on 88,020,098 shares of common stock outstanding and assuming shares of Series E Preferred Stock (on an as converted basis) beneficially owned by the Reporting Person are outstanding.

            During the past sixty (60) days, the Reporting Person has not engaged in any transaction of the Issuer's securities.

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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO THE SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Agreement and Plan of Merger dated December 10, 2002 among Eos, Eos Acquisition Corp. and IFS (incorporated by reference to Exhibit
            2.1 of Form 8-K of Eos filed December 11, 2002).

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated: January  14, 2003

                                                   By:/s/Willliam S. Walsh
                                                         William S. Walsh